Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, May 9, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 2 to May 6, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
02.05.2022	712,953	46.94006	33,466,055.17	XPAR
02.05.2022	160,000	46.95075	7,512,119.68	CEUX
02.05.2022	60,000	46.97047	2,818,227.90	TQEX
02.05.2022	40,000	46.95915	1,878,366.16	AQEU
03.05.2022	693,702	47.71749	33,101,717.55	XPAR
03.05.2022	180,000	47.77826	8,600,086.62	CEUX
03.05.2022	45,000	47.75867	2,149,140.06	TQEX
03.05.2022	45,000	47.75622	2,149,030.04	AQEU
04.05.2022	733,344	49.27758	36,137,418.36	XPAR
04.05.2022	100,000	49.31183	4,931,182.50	CEUX
04.05.2022	50,000	49.31481	2,465,740.45	TQEX
04.05.2022	50,000	49.31264	2,465,632.15	AQEU
05.05.2022	724,208	49.78014	36,051,174.90	XPAR
05.05.2022	100,000	49.70054	4,970,054.00	CEUX
05.05.2022	50,000	49.78564	2,489,282.20	TQEX
05.05.2022	50,000	49.78974	2,489,486.85	AQEU
06.05.2022	711,440	50.44126	35,885,927.17	XPAR
06.05.2022	100,000	50.54377	5,054,377.20	CEUX
06.05.2022	50,000	50.59812	2,529,905.75	TQEX
06.05.2022	50,000	50.59492	2,529,746.15	AQEU
Total	4,705,647	48.8083	229,674,670.86

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com